Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Monday June 15, 2026

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	Options with expiry date 15-JUN-2031 and exercise price of A$1.00.	3,000,000	15/06/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

15/6/2026

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
19-Mar-2026 17:00	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
No

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

new unquoted class of security

Date the +securities the subject of this notification were issued

15/6/2026

Any other information the entity wishes to provide about the +securities the subject of this notification

Shareholder approval received at General Meeting on 29 May 2026.

Issue details

Number of +securities

3,000,000

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Nil.

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code

New class - code to be confirmed

+Security description

Options with expiry date 15-JUN-2031 and exercise price of A$1.00.

+Security type

Options

ISIN code

Date the +securities the subject of this notification were issued

15/6/2026

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-03083865-3A692204&v=undefined

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 1.00000000	15/6/2031

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

3,000,000

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	217,508,862
ATHO : OPTION EXPIRING 31-AUG-2026	18,624,729
ATHOA : OPTION EXPIRING 26-FEB-2027	24,446,043

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875	200,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19	230,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65	230,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43	6,248,004
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50	300,000
ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302	4,245,000
ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45	540,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50	3,400,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525	160,000
ATHAAL : OPTION EXPIRING 09-JAN-2031 EX $0.40	360,000
ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285	870,000
ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285	1,230,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155	1,250,000

ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20	403,334
ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15	800,004
New class - code to be confirmed : Options with expiry date 15-JUN-2031 and exercise price of A$1.00.	3,000,000